Exhibit 99.1

3 December 2019

Registered Office: Avita Medical Limited c/o Mertons Corporate Services Pty Ltd Level 7 330 Collins Street Melbourne VIC 3000, Australia ABN 28 058 466 523

The Manager

ASX Market Announcements

Australian Securities Exchange

Level 4

20 Bridge Street

Sydney NSW 2000

At the 2019 Annual General Meeting, dated 26 November, 2019, shareholders approved the allotment of various restricted stock units to the Company’s Chief Executive Officer, Dr. Michael Perry (see the Notice of Meeting distributed to shareholders on 25 October 2019, together with the Results of Annual General Meeting dated 26 November 2019). Pursuant to the aforementioned shareholder approval, please find attached ASX Appendix 3B allotting the relevant securities.

Authorized by:

David McIntyre

Chief Financial Officer

AVITA MEDICAL LTD

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12, 04/03/13

Name of entity

Avita Medical Ltd

ABN

28 058 466 523

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued	a) Fully Paid Ordinary Shares b) Unlisted Restricted Security Options

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued	a) 12,500 Fully Paid Ordinary Shares b) 39,554,252 Unlisted Restricted Security Options

3   Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

a) Same as existing quoted Fully Paid Ordinary Shares b) Refer attached Annexure 2

+	See chapter 19 for defined terms.

04/03/2013	Appendix 3B Page 1

4 Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?	a) Yes b) Only once security units vest and vesting conditions and hurdles have been satisfied
If the additional +securities do not rank equally, please state:

• the date from which they do

• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5 Issue price or consideration	a) $0.089 b) Nil

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	a) Exercising as part of conversion of Unlisted Options granted to Employees b) Issued as part of CEO Long Term Incentive Plan

6a Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?	No

If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i

6b The date the security holder resolution under rule 7.1A was passed	NA

6c Number of +securities issued without security holder approval under rule 7.1	Nil.

6d Number of +securities issued with security holder approval under rule 7.1A	Nil.

6e Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	Nil.

6f Number of +securities issued under an exception in rule 7.2	12,500 Fully Paid Ordinary Shares

6g   If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation.

Not applicable.

6h If +securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	Not applicable.

6i Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	Refer to Annexure 1.

7   +Issue dates

Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A.

Cross reference: item 33 of Appendix 3B.

3 December 2019

+	See chapter 19 for defined terms.

04/03/2013	Appendix 3B Page 3

	Number	+Class
8 Number and +class of all +securities quoted on ASX (including the +securities in section 2 if applicable)	2,117,450,777	Ordinary Shares

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (including the +securities in section 2 if applicable)	124,146,037* 58,343,142	Unlisted Options Unlisted Restricted Stock Units

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable.

*	See Annexure 3

Part 2 - Pro rata issue

11 Is security holder approval required?	Not applicable.

12 Is the issue renounceable or non-renounceable?	Not applicable.

13 Ratio in which the +securities will be offered	Not applicable.

14 +Class of +securities to which the offer relates	Not applicable.

15 +Record date to determine entitlements	Not applicable.

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable.

17 Policy for deciding entitlements in relation to fractions	Not applicable.

18 Names of countries in which the entity has security holders who will not be sent new offer documents	Not applicable.

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7. 19 Closing date for receipt of acceptances or renunciations	Not applicable.

20 Names of any underwriters	Not applicable.

21 Amount of any underwriting fee or commission	Not applicable.

22 Names of any brokers to the issue	Not applicable.

23 Fee or commission payable to the broker to the issue	Not applicable.

+	See chapter 19 for defined terms.

04/03/2013	Appendix 3B Page 5

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	Not applicable.

25 If the issue is contingent on security holders’ approval, the date of the meeting	Not applicable.

26 Date entitlement and acceptance form and offer documents will be sent to persons entitled	Not applicable.

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable.

28 Date rights trading will begin (if applicable)	Not applicable.

29 Date rights trading will end (if applicable)	Not applicable.

30 How do security holders sell their entitlements in full through a broker?	Not applicable.

31 How do security holders sell part of their entitlements through a broker and accept for the balance?	Not applicable.

32 How do security holders dispose of their entitlements (except by sale through a broker)?	Not applicable.

33 +Issue date	Not applicable.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of +securities

(tick one)

(a)	☒ +Securities described in Part 1

(b)	☐ All other +securities

     Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36

☐   If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of +securities for which +quotation is sought

39	+Class of +securities for which quotation is sought

+	See chapter 19 for defined terms.

04/03/2013	Appendix 3B Page 7

40 Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:

• the date from which they do

• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment 41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another +security, clearly identify that other +security)

	Number	+Class

42 Number and +class of all +securities quoted on ASX (including the +securities in clause 38)

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•

Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•

If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4

We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 3 December 2019
(Company secretary)

Print name:	Mark Licciardo

== == == == ==

+	See chapter 19 for defined terms.

04/03/2013	Appendix 3B Page 9

Appendix 3B – Annexure 1

Calculation of placement capacity under rule 7.1 and rule 7.1A for eligible entities

Introduced 01/08/12 Amended 04/03/13

Part 1

Rule 7.1 – Issues exceeding 15% of capital

Step 1: Calculate “A”, the base figure from which the placement capacity is calculated

Insert number of fully paid +ordinary securities on issue 12 months before the +issue date or date of agreement to issue	1,342,378,325

Add the following: • Number of fully paid +ordinary securities issued in that 12 month period under an exception in rule 7.2

22,061,250 – 11/01/2019

258,799 – 03/04/2019

851,201 – 15/05/2019

300,000 – 21/05/2019

700,000 – 27/05/2019

1,500,000 – 31/05/2019

1,500,000 – 03/06/2019

1,750,000 – 27/06/2019

1,524,328 – 01/08/2019

60,933 – 23/08/2019

36,111,110 – 12/11/2019

3,740,000 – 14/11/2019

1,300,000 – 18/11/2019

12,500 – 28/11/2019

12,500 – 03/11/2019

71,682,621

• Number of fully paid +ordinary securities issued in that 12 month period with shareholder approval	186,028,209 – 10/12/2018 124,018,806 – 10/12/2018 189,952,985 – 18/01/2019 500,000,000

• Number of partly paid +ordinary securities that became fully paid in that 12 month period	Nil

Note:

•   Include only ordinary securities here – other classes of equity securities cannot be added

•   Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed

•   It may be useful to set out issues of securities on different dates as separate line items

Subtract the number of fully paid +ordinary securities cancelled during that 12 month period	Nil

“A”	1,914,060,946

Step 2: Calculate 15% of “A”

“B”	0.15 [Note: this value cannot be changed]

Multiply “A” by 0.15	287,109,142

Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used

Insert number of +equity securities issued or agreed to be issued in that 12 month period not counting those issued:

•   Under an exception in rule 7.2

•   Under rule 7.1A

•   With security holder approval under rule 7.1 or rule 7.4

Note:

•   This applies to equity securities, unless specifically excluded – not just ordinary securities

•   Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed

•   It may be useful to set out issues of securities on different dates as separate line items

203,389,831 – 20/11/2019

“C”	203,389,831

+	See chapter 19 for defined terms.

04/03/2013	Appendix 3B Page 11

Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1

“A” x 0.15 Note: number must be same as shown in Step 2	287,109,142

Subtract “C” Note: number must be same as shown in Step 3	203,389,831

Total [“A” x 0.15] – “C”	83,719,311 [Note: this is the remaining placement capacity under rule 7.1]

Part 2

Rule 7.1A – Additional placement capacity for eligible entities

Step 1: Calculate “A”, the base figure from which the placement capacity is calculated

“A” Note: number must be same as shown in Step 1 of Part 1	1,914,060,946

Step 2: Calculate 10% of “A”

“D”	0.10 Note: this value cannot be changed

Multiply “A” by 0.10	191,406,095

Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used

Insert number of +equity securities issued or agreed to be issued in that 12 month period under rule 7.1A

Notes:

•   This applies to equity securities – not just ordinary securities

•   Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed

•   Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained

•   It may be useful to set out issues of securities on different dates as separate line items

Nil

“E”	Nil

+	See chapter 19 for defined terms.

04/03/2013	Appendix 3B Page 13

Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A

“A” x 0.10 Note: number must be same as shown in Step 2	191,406,095

Subtract “E” Note: number must be same as shown in Step 3	Nil

Total [“A” x 0.10] – “E”	191,406,095 Note: this is the remaining placement capacity under rule 7.1A

SCHEDULE 2 – TERMS AND CONDITIONS OF LONG TERM INCENTIVE RIGHTS

1	Grant of RSUs

Upon the issue of the RSUs the Company will issue to the Participant a certificate stating the applicable terms of the RSU, including the number of RSUs issued and any Vesting Conditions. The RSUs granted (and Shares issued or transferred on their vesting) will be registered in the appropriate register of the Company. For the purposes of these Terms and Conditions, Dr Perry is referred to as the ‘Participant’.

IMPORTANT NOTE: The following summary in this Schedule 2 outlines both (i) the terms of the existing 50 million RSUs approved by Avita shareholders at the 2017 AGM; and (ii) the terms of the proposed additional new 39,554,252 RSUs the subject of Resolution 6 at this 2019 AGM.

IN ADDITION to these RSUs, shareholders should be aware that Avita has issued as a long term incentive 15 million options to Dr Perry as detailed in 2018 AGM Notice and as approved by Avita shareholders at the 2018 AGM.

2	Restrictions on dealing with RSUs

Except to a designated beneficiary upon the Participant’s death or by will or the laws of descent and distribution, the Participant may not without prior written approval of the Board sell, assign, transfer or otherwise deal with, or grant a Security Interest over, an RSU granted to the Participant.

Except to a designated beneficiary upon the Participant’s death or by will or the laws of descent and distribution, the RSU lapses immediately on purported sale, assignment, transfer, dealing or the grant of Security Interest, unless the Board in its absolute discretion approves the dealing, or the transfer or transmission is effected by force of law on death or legal incapacity to the Participant’s legal personal representative.

3	Operation of RSUs

3.1	Consideration

No cash consideration will be payable on the grant of the RSUs unless otherwise specified in these Terms and Conditions.

3.2	Vesting Conditions

Where the RSUs are subject to Vesting Conditions detailed in paragraphs 3.3 or 3.5 below; and those RSUs will only vest as the respective Vesting Conditions are met and if not met by the specified date, the relevant RSUs will, in the absence of a resolution of the Board of the Company to the contrary, automatically lapse.

The Vesting Conditions relate to the continued tenure (of Dr Perry) as Chief Executive Officer (CEO) in accordance with his employment agreement (Tenure Vesting), Company Share Price (Share Price Vesting) and Milestone performance (Milestone Vesting) - as set by the Board of Directors (specified below).

For the purposes of this schedule “Initial Vesting Date” means the earlier of:

(a)	the date of execution of equity deeds in respect of the RSUs; and

(b)	the date that trading in the Shares are not prohibited under the terms of the Company’s Securities Trading Policy as applicable to all employees of the Company.

3.3	Tenure Vesting

The Tenure Vesting is deemed satisfied and a maximum of RSUs vest in the following numbers on the following dates, provided the Participant has been continuously employed by the Company as CEO of the Company as at the relevant date since the grant of the RSUs (Continuously Employed):

(a)	existing RSUs issued pursuant to Avita shareholder approval at the 2017 AGM -

(i)	11,111,110 RSUs where the tenure conditions have already been satisfied, to vest on the Initial Vesting Date;

(ii)	5,555,556 RSUs are to vest on 1 June 2020, provided the Participant has been Continuously Employed for the period to 31 May 2020;

(b)	subject to shareholder approval under Resolution 6 at the 2019 AGM the following additional new RSUs -

(i)	4,750,700 RSUs are to vest on 1 June 2020, provided the Participant has been Continuously Employed for the period to 31 May 2020;

(ii)	4,750,700 RSUs are to vest on 1 June 2021, provided the Participant has been Continuously Employed for the period to 31 May 2021;

(iii)	4,750,700 RSUs are to vest on 1 June 2022, provided the Participant has been Continuously Employed for the period to 31 May 2022.

For clarity where the RSUs the subject of paragraph 3.3(b) is not approved by shareholders at the Company’s 2019 AGM, those RSUs will not be issued by the Company and the Participant will not have any claim or entitlement of any nature against the Company for the failure to issue those RSUs.

3.4	Share Price Vesting

Provided the Participant is and has been Continuously Employed at the relevant time:

(a)	16,666,666 existing RSUs issued pursuant to Avita shareholder approval at the 2017 AGM, where the share price conditions have already been satisfied, to vest on the Initial Vesting Date.

3.5	Performance Vesting

Provided the Participant is and has been Continuously Employed at the relevant time, the Performance Vesting is satisfied the following RSUs will vest in the following numbers on the following dates:

(a)	existing RSUs issued pursuant to Avita shareholder approval at the 2017 AGM -

(i)	8,333,334 RSUs to vest on the Initial Vesting Date;

(ii)	8,333,334 RSUs to vest upon the date there is Initial BARDA Procurement under CLIN2 of the BARDA contract for 5,614 ReCell devices totalling USD $7,594,620;

(b)	subject to shareholder approval under Resolution 6 at the 2019 AGM the following additional new RSUs -

(i)	6,850,484 RSUs to vest where the first patient first visit for treatment in an FDA approved US soft tissue/trauma trial by the Company prior to 31 March 2020;

(ii)	6,850,484 RSUs to vest where the first patient first visit for treatment in an FDA approved US pilot vitiligo trial by the Company prior to 30 September 2020;

(iii)	6,850,485 RSUs to vest where the first patient first visit for treatment in an FDA approved US paediatric trial by the Company prior to 30 June 2020;

(iv)

2,375,350 RSUs to vest on the submission before 30 June 2021 to the FDA of an application for approval of a next generation RECELL device (being an improvement of the current RECELL device and providing for ease of clinician use);

(v)	2,375,349 RSUs to vest on approval by FDA approval prior to 30 June 2022 of a next generation RECELL device (being an improvement of the current RECELL device and providing for ease of clinician use).

For clarity where the RSUs the subject of paragraph 3.5(b) not approved by shareholders at the Company’s 2019 AGM, those RSUs will not be issued by the Company and the Participant will not have any claim or entitlement against the Company of any nature for the failure to issue those RSUs.

3.6	RSU Conversion and Expiry

Each RSU, once vested, will convert into one (1) Share credited as fully paid.

All RSUs will expire and cannot be exercised, converted or transferred if they have not vested on or before:

(a)	in the case of the RSUs detailed in paragraphs 3.3(a), paragraph 3.4(a) and paragraph 3.5(a) - 30 November 2027; and

(b)	in the case of the RSUs detailed in paragraphs 3.3(b) and 3.5(b) - 22 November 2029.

3.7	Unvested RSUs re termination of employment

Unless an RSU has already vested, in the event of the termination of employment of the Participant:

(a)	Termination for Cause: All the Participant’s unvested RSUs will lapse automatically;

(b)	Termination by the Company Without Cause: All the Participant’s unvested RSUs will vest;

(c)	Termination Due to Disability or Death: All the Participant’s unvested RSUs will vest;

(d)	Voluntary Termination for Good Cause: All the Participant’s unvested RSUs will vest;

(e)	Voluntary Termination in all other circumstances: All the Participant’s unvested RSUs will lapse automatically.

3.8	Lapsed RSUs do not vest

A RSU which has lapsed will not vest.

3.9	No vesting of RSU on bankruptcy

It is a condition precedent to the vesting of a RSU that if the Participant is an individual, the Participant is not bankrupt and has not committed an act of bankruptcy or, if the Participant is deceased, the Participant’s estate is not bankrupt or if the Participant is not an individual, the Participant is not insolvent or subject to a resolution or order for winding up.

3.10	Occurrence of a “Change in Control”

Notwithstanding any other paragraph in this Schedule 2 but subject to all applicable laws upon the occurrence of a Control Event (provided that the Participant is as at the date of occurrence of a Control Event is still Continuously Employed), all of the unvested RSUs held by the Participant are deemed to be vested (without the need for any other action by the Company) and any Vesting Conditions are deemed to have been waived or so modified from such occurrence.

4	Delivery of Shares on vesting of RSUs

4.1	Issue or transfer

Subject to this paragraph 4.1, within 15 Business Days after the vesting of a Participant’s RSU the Company will issue or transfer to the Participant one Share (credited as fully paid) for each RSU vesting. If Participant is liable for taxes, duties or other amounts on the issuance of the RSU shares, and the Company liable to make a payment(s) for whatever reason (including withholding) to the appropriate authorities on account of that liability, unless the Participant and the Company agree otherwise, the Participant must pay to the Company the amount of such taxes within 5 business days of the RSU issuance, and the Company is required to pay the taxes to the appropriate authorities.

4.2	Shares issued by the Company to rank pari passu

All Shares issued on the vesting of a Participant’s RSUs will rank pari passu in all respects with the Shares of the same class for the time being on issue, except for any rights attaching to the Shares by reference to a record date prior to the date of the allotment of the Shares upon that vesting.

4.3	Shares to be quoted on ASX

If Shares of the same class as those issued or transferred on the vesting of a Participant’s RSUs are quoted on the ASX, the Company will apply to the ASX as required by the Listing Rules for those Shares to be quoted. In the event that the Company undergoes a reorganization that results in the conversion of Shares quoted on the ASX into shares quoted on another exchange, then the Company will apply to the relevant exchange and /or securities regulator (as required) for those converted shares (related to the RSUs that have vested) to be quoted.

5	Reorganisation and winding-up

5.1	RSUs may vest at a time earlier than the Prescribed Vesting Date

Notwithstanding any of the above provisions, if the Board, in its absolute discretion but subject to applicable laws, gives notice that any or all of the Participant’s RSUs may vest as determined by the Board within a particular time, then the RSUs may vest within that time in addition to any other period during which the RSUs vest.

5.2	Compulsory acquisition, Reorganisation or winding up

If:

(a)	a person becomes bound or entitled to compulsorily acquire Shares under the Company’s Constitution; or

(b)	a Reorganisation is sanctioned by one or more of the following under the Company’s Constitution or otherwise:

(i)	a court;

(ii)	a general meeting or other meeting of holders of the Company’s securities; or

(iii)	a meeting of the Company’s creditors; or

(c)	the Company passes a resolution for voluntary winding up or an order is made for the compulsory winding up of the Company,

then the Board may vest RSUs within a specified period of up to 30 days after the occurrence of the relevant event.

6	Adjustment of RSUs

6.1	No bonus issue

Subject to the preceding paragraphs, during the currency of a Participant’s RSU and before its vests, the Participant is not entitled to participate in any bonus issue of Shares pro rata to shareholders of securities of the Company as a result of holding the RSU.

6.2	Sub-division, consolidation, reduction or return

If there is any Reorganisation, including any subdivision, consolidation, reduction or return of the issued capital of the Company, the number of RSUs to which each Participant is entitled will be adjusted in the way specified by the Listing Rules (as apply to adjustments for options from time to time).

6.3	No right to participate in new issues

Subject to the preceding paragraphs, during the currency of a Participant’s RSU and before its vests, the Participant is not entitled to participate in any new issue of securities of the Company as a result of holding the RSU.

6.4	Accumulation of adjustments

Full effect must be given to these paragraphs 6.1, 6.2 and 6.3 as and when occasions of their application arise and in such manner that the effects of the successive applications of them are cumulative, the intention being that the adjustments they progressively effect must be such as to reflect in relation to the Shares comprised in an RSU.

A Participant has no right to change the number of Shares into which the RSU vests.

ASX

AVITA MEDICAL LIMITED (ASX: AVH)

Appendix 3B – Annexure 3

Unlisted Options on Issue as at 28 November 2019

Number of Options	Exercise Price	Expiration Date
2,156,039	$0.126	31-Dec-20
13,660,415	$0.085	18-May-27
1,072,916	$0.082	26-May-27
1,038,333	$0.080	27-Jun-27
4,000,000	$0.063	6-Sep-27
1,400,000	$0.056	12-Jun-28
1,700,000	$0.059	25-Jun-28
14,380,000	$0.089	1-Nov-28
19,241,250	$0.082	30-Nov-28
3,000,000	$0.057	18-Apr-28
8,360,000	$0.057	16-Apr-28
700,000	$0.057	14-Jun-28
15,000,000	$0.082	30-Nov-28
7,006,250	$0.082	2-Jan-29
380,000	$0.089	2-Jan-29
6,866,250	$0.300	1-Apr-29
8,717,084	$0.420	28-Jun-29
1,000,000	$0.440	1-Jul-29
980,000	$0.590	1-Oct-29
13,500,000	$0.560	25-Nov-29
124,158,537

Unlisted Options Forfeited (since last Appendix 3B)

Options Parcel	Exercise Price	Expiration Date	Forfeited

Unlisted Options issued within this Appendix 3B

Options Parcel	Exercise Price	Expiration Date	Issued

Unlisted Options exercised within this Appendix 3B

Options Parcel	Exercise Price	Expiration Date	Issued
14,380,000	$0.089	01/11/2028	12,500

Unlisted Options on Issue as at 3 December 2019

Number of Options	Exercise Price	Expiration Date
2,156,039	$0.126	31-Dec-20
13,660,415	$0.085	18-May-27
1,072,916	$0.082	26-May-27
1,038,333	$0.080	27-Jun-27
4,000,000	$0.063	6-Sep-27
1,400,000	$0.056	12-Jun-28
1,700,000	$0.059	25-Jun-28
14,367,500	$0.089	1-Nov-28
19,241,250	$0.082	30-Nov-28
3,000,000	$0.057	18-Apr-28
8,360,000	$0.057	16-Apr-28
700,000	$0.057	14-Jun-28
15,000,000	$0.082	30-Nov-28
7,006,250	$0.082	2-Jan-29
380,000	$0.089	2-Jan-29
6,866,250	$0.300	1-Apr-29
8,717,084	$0.420	28-Jun-29
1,000,000	$0.440	1-Jul-29
980,000	$0.590	1-Oct-29
13,500,000	$0.560	25-Nov-29
124,146,037

ASX/News Release

AVITA MEDICAL LIMITED (ASX: AVH)

Cleansing Notice under section 708A of the Corporations Act 2001 (Cth)

Valencia, California, USA, and Melbourne, Australia, 3 December 2019 — Avita Medical Limited (ASX: AVH) (the Company) issued a total of 12,500 Fully Paid Ordinary Shares, exercised as part of conversion of Unlisted Options granted to employees.

The Company gives notice under section 708A(5)(e) of the Corporations Act 2001 (Cth) (Act) in compliance with the requirements of section 708A(6) of the Act as follows:

(a)	The Company issued the shares without disclosure under Part 6D.2 of the Act; and

(b)	As at the date of this notice, the Company has complied with:

(i)	the provisions of Chapter 2M of the Act as they apply to the Company; and

(ii)	the provisions of section 674 of the Act.

(c)	The Company is not aware of any information required to be disclosed for the purposes of section 708A(6)(e) of the Act, being information:

(i)	that has been excluded from a continuous disclosure notice in accordance with the Listing Rules of the ASX; and

(ii)	that investors and their professional advisors would reasonably require for the purposes of making an informed assessment of:

•	the assets and liabilities, financial position and performance, profits and losses and prospects of the Company; or

•	the rights and liabilities attaching to the Ordinary Shares of the Company.

An Appendix 3B with respect to the issue has been lodged with ASX along with this Cleansing Notice.

As at the date of this Cleansing Notice, there is no excluded information for the purposes of section 708A(7) and section 708A(8) of the Corporations Act.

###

ABOUT AVITA MEDICAL LIMITED

AVITA Medical is a regenerative medicine company with a technology platform positioned to address unmet medical needs in burns, chronic wounds, and aesthetics indications. AVITA Medical’s patented and proprietary collection and application technology provides innovative treatment solutions derived from the regenerative properties of a patient’s own skin. The medical devices work by preparing a REGENERATIVE EPIDERMAL SUSPENSION™ (RES™), an autologous suspension comprised of the patient’s skin cells necessary to regenerate natural healthy epidermis. This autologous suspension is then sprayed onto the areas of the patient requiring treatment.

AVITA Medical’s first U.S. product, the RECELL® System, was approved by the U.S. Food and Drug Administration (FDA) in September 2018. The RECELL System is indicated for use in the treatment of acute thermal burns in patients 18 years and older. The RECELL System produces Spray-On Skin™ Cells using a small amount of a patient’s own skin, providing a new way to treat severe burns, while significantly reducing the amount of donor skin required. The RECELL System is designed to be used at the point of care alone or in combination with autografts depending on the depth of the burn injury. Compelling data from randomized, controlled clinical trials conducted at major U.S. burn centers and real-world use in more than 7,000 patients globally, reinforce that the RECELL System is a significant advancement over the current standard of care for burn patients and offers benefits in clinical outcomes and cost savings. Healthcare professionals should read the INSTRUCTIONS FOR USE - RECELL® Autologous Cell Harvesting Device for a full description of important safety information including contraindications, warnings and precautions.

In international markets outside of Europe, our products are marketed under the RECELL System brand to promote skin healing in a wide range of applications including burns, chronic wounds and aesthetics. The RECELL System is TGA-registered in Australia, and CFDA-cleared in China.

To learn more, visit www.avitamedical.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This letter includes forward-looking statements. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “intend,” “could,” “may,” “will,” “believe,” “estimate,” “look forward,” “forecast,” “goal,” “target,” “project,” “continue,” “outlook,” “guidance,” “future,” other words of similar meaning and the use of future dates. Forward-looking statements in this letter include, but are not limited to, statements concerning, among other things, our ongoing clinical trials and product development activities, regulatory approval of our products, the potential for future growth in our business, and our ability to achieve our key strategic, operational and financial goal. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Each forward-looking statement contained in this letter is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the timing of regulatory approvals of our products; physician acceptance, endorsement, and use of our products; failure to achieve the anticipated benefits from approval of our products; the effect of regulatory actions; product liability claims; risks associated with international operations and expansion; and other business effects, including the effects of industry, economic or political conditions outside of the company’s control. Investors should not place considerable reliance on the forward-looking statements contained in this letter. Investors are encouraged to read our publicly available filings for a discussion of these and other risks and uncertainties. The forward-looking statements in this letter speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.

FOR FURTHER INFORMATION:

US Media Sam Brown, Inc Chris Curran Phone +1-615.414.8668 christycurran@sambrown.com	Investors: Westwicke Partners Caroline Corner Phone +1-415-202-5678 caroline.corner@westwicke.com

O.U.S Media Monsoon Communications Sarah Kemter Phone +61 (0)3 9620 3333 Mobile +61 (0)407 162 530 sarahk@monsoon.com.au